UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Pan American Goldfields Ltd.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

593054109
(CUSIP Number)

Balbir Bindra
VORTEX CAPITAL LTD.
ICC Tower 12/F
1 Austin Road
West Kowloon
Hong Kong
+852-2849-9888
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 24, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 593054109

1	NAME OF REPORTING PERSON Vortex Capital Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,735,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,735,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,735,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 593054109

1	NAME OF REPORTING PERSON Vortex Capital Asset Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,735,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,735,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,735,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 593054109

1	NAME OF REPORTING PERSON Vortex Capital Global Precious Metals Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,735,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,735,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,735,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 593054109

1	NAME OF REPORTING PERSON Bruno Le Barber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,000*
	8	SHARED VOTING POWER 3,735,000
	9	SOLE DISPOSITIVE POWER 500,000*
	10	SHARED DISPOSITIVE POWER 3,735,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,235,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON IN

* Includes 500,000 Shares underlying currently exercisable Warrants based on information provided by the Issuer.

CUSIP NO. 593054109

1	NAME OF REPORTING PERSON Emilio Alvarez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 700,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 700,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 593054109

1	NAME OF REPORTING PERSON Balbir Bindra
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 593054109

1	NAME OF REPORTING PERSON Laurent Deydier
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 100,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 593054109

1	NAME OF REPORTING PERSON William R. Majcher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 593054109

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

As further described in Item 4, following the Issuer’s annual meeting of stockholders held on June 17, 2013 (the “Annual Meeting”), each of Bruno Le Barber, Emilio Alvarez, Balbir Bindra, Laurent Deydier and William R. Majcher was appointed to the Board of Directors of the Issuer.

In connection with the conclusion of the Annual Meeting and the execution of the Settlement Agreement (defined and described in Item 4), each of Emilio Alvarez, Balbir Bindra, Laurent Deydier and William R. Majcher is no longer a member of the Section 13(d) group and shall cease to be a Reporting Person immediately after the filing of this Amendment No. 1.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 17, 2013, the Issuer held its annual meeting of stockholders (the “Annual Meeting”) pursuant to an Order Setting Meeting Date and Quorum Rule, which the Delaware Court of Chancery entered on March 1, 2013.  Previously, on March 19, 2013, Emilio Alvarez submitted a Stockholder Notice (the “Notice”) of his intention to nominate five individuals, Bruno Le Barber, Emilio Alvarez, Balbir Bindra, Laurent Deydier and William R. Majcher (collectively, the “Vortex Nominees”), to the Issuer’s Board of Directors (the “Board”) at the Annual Meeting.  At the Annual Meeting, the Issuer questioned the Notice’s compliance with one of the Issuer’s Bylaw requirements for stockholder nominations and took the position at the meeting that the Notice did not comply with such Bylaw requirement and that the Vortex Nominees were excluded from consideration at the Annual Meeting.  The Reporting Persons disputed the Issuer’s position and took the position that Mr. Alvarez submitted a valid Notice and asserted the nomination of the Vortex Nominees was valid and sufficient.

The preliminary tally of votes of the inspector of election at the Annual Meeting, on the assumption that the Notice was valid and the nomination of the Vortex Nominees was submitted for a vote of stockholders at the Annual Meeting, shows that votes were cast in the election of directors as follows:

Election of Directors	For	Withheld
Company Nominees
George Young	23,447,610	48,925
Herman Celorrio	23,447,610	48,925
Randy Buchamer	23,447,610	48,925
Ricardo E. M. Touche	24,457,610	48,925
Robert Knight	22,964,710	531,825
Gary Parkison	23,447,610	48,925
Neil Maedel	23,447,610	48,925

Vortex Nominees
Laurent Deydier	42,928,487	0
Balbir Bindra	37,137,154	0
William R. Majcher	37,137,154	0
Emilio Alvarez	41,918,487	0
Bruno Le Barber	41,918,487	0

CUSIP NO. 593054109
Following the Annual Meeting, the Issuer and the Reporting Persons entered into discussions to resolve the dispute and avoid litigation and, as a result, entered into a Transition and Settlement Agreement (the “Settlement Agreement”).  Among other things, the Settlement Agreement provides that the following persons, all of whom are Vortex Nominees, shall serve as directors and hold office for the terms designated, (i) Laurent Deydier to hold office until the 2014 Annual Meeting, (ii) Balbir Bindra and William R. Majcher to hold office until the 2015 Annual Meeting, and (iii) Emilio Alvarez and Bruno Le Barber to hold office until the 2016 Annual Meeting.  In addition, pursuant to the terms of the Settlement Agreement, Ricardo Ernesto Marcos Touche has been appointed to hold office until the 2014 Annual Meeting.  Accordingly, there is one vacancy in the class of directors holding office until the 2015 Annual Meeting.

Additionally, pursuant to the terms of the Settlement Agreement, Messrs. Neil Maedel, Hernan Celorrio, George Young, Randy Buchamer and Gary Parkison acknowledged that they were no longer members of the Board and each of them entered into option and warrant exchange and share issuance agreements (the “Share Issuance Agreements”), pursuant to which they exchanged warrants issued in connection with Board service for Shares.  Mr. Maedel also entered into a consulting agreement with the Issuer for a consulting fee of $5,000 per month for a term ending December 31, 2013 (the “Consulting Agreement”).  Two of the Company’s director nominees at the Annual Meeting, Robert Knight and Ricardo Ernesto Marcos Touche, were not parties to the Settlement Agreement.  The terms of the Settlement Agreement, Share Issuance Agreements and Consulting Agreement were approved by the Board on June 24, 2013.

The foregoing description of the Settlement Agreement, the Share Issuance Agreements and the Consulting Agreement is qualified in its entirety by reference to the Settlement Agreement (including the forms of the Share Issuance Agreements and Consulting Agreement attached as exhibits thereto), which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 96,507,801 Shares outstanding, which is the total number of Shares outstanding as of May 13, 2013 as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 20, 2013.

As of the date hereof, Precious Metals Fund owned directly 3,735,000 Shares, constituting approximately 3.9% of the Shares outstanding.  By virtue of their relationship with Precious Metals Fund discussed in further detail in Item 2, each of Asset Management, Vortex Capital Ltd. and Bruno Le Barber may be deemed to beneficially own the Shares directly owned by Precious Metals Fund.  Based on information provided by the Issuer, Mr. Le Barber beneficially owns an additional 500,000 Shares underlying currently exercisable Warrants, which, together with the 3,735,000 Shares owned by Precious Metals Fund that Mr. Le Barber may be deemed to beneficially own, constitutes approximately 4.4% of the Shares outstanding.

As of the date hereof, Emilio Alvarez owned directly 700,000 Shares, constituting less than 1% of the Shares outstanding.

As of the date hereof, Laurent Deydier owned directly 100,000 Shares, constituting less than 1% of the Shares outstanding.

As of the date hereof, neither Balbir Bindra nor William R. Majcher directly owned any Shares.

Item 5(e) is hereby amended and restated to read as follows:

(e)           Effective June 24, 2013, the Reporting Persons are no longer the beneficial owners of more than 5% of the Shares outstanding.

CUSIP NO. 593054109

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On June 24, 2013, the Reporting Persons and the Issuer entered into the Settlement Agreement, as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Transition and Settlement Agreement by and among Pan American Goldfields Ltd. and the parties thereto, dated June 24, 2013.

CUSIP NO. 593054109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2013	VORTEX CAPITAL LTD.

	By:	/s/ Emilio Alvarez
Emilio Alvarez, Managing Director

VORTEX CAPITAL GLOBAL PRECIOUS METALS FUND

By:	Vortex Capital Asset Management Limited, its investment manager

By:	Vortex Capital Ltd., its investment advisor

By:	/s/ Emilio Alvarez
Emilio Alvarez, Managing Director

VORTEX CAPITAL ASSET MANAGEMENT LIMITED

By:	Vortex Capital Ltd., its investment advisor

By:	/s/ Emilio Alvarez
Emilio Alvarez, Managing Director

/s/ Emilio Alvarez
EMILIO ALVAREZ Individually and as attorney-in-fact for Bruno Le Barber, Laurent Deydier and William R. Majcher

/s/ Balbir Bindra
BALBIR BINDRA